Exhibit 99.a.iii

Correction to the Trust Instrument

The first sentence of Article II, Section 2 of the Trust’s Trust Instrument, dated August 19, 2010, is corrected to provide, “The initial Trustee(s) shall be the person(s) signing the Trust’s initial Certificate of Trust.”